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                              May 14, 2021

       Vance C. Johnson
       Chief Financial Officer
       IAA, Inc.
       Two Westbrook Corporate Center
       Suite 500
       Westchester, IL 60154

                                                        Re: IAA, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 27, 2020
                                                            Filed February 22,
2021
                                                            File No. 001-38580

       Dear Mr. Johnson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 27, 2020

       Note 2: Summary of Significant Accounting Policies
       Revenue Recognition, page 53

   1.                                                   We note your disclosure
that your contract with sellers is to    facilitate the remarketing of
                                                        salvage vehicles,
including the inbound tow, processing, storage, titling, enhancing,    and
                                                        your disclosure on page
30 that you provide buyers with services "such as storage,
                                                        transportation, and
vehicle condition reporting." Please enhance your disclosure to provide users with the
ability to understand the nature, amount, timing, and uncertainty of revenue and cash
flows associated with revenue earned from services from buyers and sellers related to your
sales of consigned vehicles. Please provide us with a copy of any intended revised
disclosure.
   2. It does not appear that you have disclosed disaggregated revenue pursuant to ASC 606-10-
 Vance C. Johnson
IAA, Inc.
May 14, 2021
Page 2
         50-5. Please advise. Additionally, please tell us your consideration of disaggregating revenue by services and solutions (as listed on page 7). Refer to ASC 606-10-55-89 through 91 for guidance.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Theresa Brillant at 202-551-3307 or Abe Friedman at 202-551-8298
with any questions.



FirstName LastNameVance C. Johnson                            Sincerely,
Comapany NameIAA, Inc.
                                                              Division of
Corporation Finance
May 14, 2021 Page 2                                           Office of Trade &
Services
FirstName LastName